

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2025

John Heller
Chief Executive Officer
Amentum Holdings, Inc.
4800 Westfields Blvd., Suite #400
Chantilly, VA 20151

      Re: Amentum Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 22, 2025
           CIK No. 0002011286

Dear John Heller:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Ryan Patrone